Exhibit 99.1

Report of Voting Results

Satellos Bioscience Inc.

In accordance with Section 11.3 of National Instrument 51-102, the following briefly describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders of Satellos Bioscience Inc. (the “Company”) held virtually on June 17, 2026 (the “Meeting”). Full details of the matters are set out in the Company’s management information circular dated May 14, 2026, which is available on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov).

1.	By resolution passed by way of ballot, each of the nominees for election as directors was elected to hold office until the next annual meeting of shareholders or until such director resigns or a successor is elected or appointed. Votes at the Meeting were as follows:

Director	Votes For	% For	Votes Against	% Against
Frank Gleeson	9,473,905	99.94	5,348	0.06
Franklin M. Berger	9,478,576	99.99	677	0.01
Brian Bloom	9,476,755	99.97	2,498	0.03
Stephanie Brown	8,741,404	92.22	737,849	7.78
Selwyn Ho	9,473,538	99.94	5,715	0.06
Iris Loew-Friedrich	7,939,800	83.76	1,539,453	16.24
Geoff Mackay	9,449,959	99.69	29,294	0.31
Adam Mostafa	9,450,311	99.69	28,942	0.31
Mark Nawacki	9,477,041	99.98	2,212	0.02

2.	By resolution passed by way of ballot, PricewaterhouseCoopers LLP was appointed as auditor of the Company to hold office until the next annual meeting or until its successor is appointed, and the directors were authorized to fix its remuneration. 98.69% of the votes represented in person or by proxy at the Meeting were in favour of the appointment and 1.31% were withheld from voting.

In total, approximately 55.33% of the issued and outstanding shares were represented in person or by proxy at the Meeting.

Yours very truly,

/s/ Liz Williams

Chief Financial Officer and Corporate Secretary